EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends (1)

Dollars in millions	Six months ended June 30, 2011		Year Ended December 31
			2010		2009		2008		2007		2006
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$2,124		$3,680		$3,135		$946		$1,612		$3,737
Add:
Distributed income of equity investees	99		167		171		157		124		20
Fixed charges and preferred stock dividends excluding interest on deposits	547		1,316		1,993		1,059		1,209		779
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	75		148		126		122		101		33
Interest capitalized			1		3
Preferred stock dividend requirements	43		224		597		33		1		1
Earnings excluding interest on deposits	2,652		4,790		4,573		2,007		2,843		4,502
Interest on deposits	362		963		1,741		1,485		2,053		1,590
Total earnings	$3,014		$5,753		$6,314		$3,492		$4,896		$6,092
Fixed charges and preferred stock dividends
Interest on borrowed funds	$422		$918		$1,225		$961		$1,143		$719
Interest component of rentals	62		134		131		64		64		59
Amortization of notes and debentures	20		39		37		1		1
Interest capitalized			1		3
Preferred stock dividend requirements	43		224		597		33		1		1
Fixed charges and preferred stock dividends excluding interest on deposits	547		1,316		1,993		1,059		1,209		779
Interest on deposits	362		963		1,741		1,485		2,053		1,590
Total fixed charges and preferred stock dividends	$909		$2,279		$3,734		$2,544		$3,262		$2,369
Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	4.85	x	3.64	x	2.29	x	1.90	x	2.35	x	5.78	x
Including interest on deposits	3.32		2.52		1.69		1.37		1.50		2.57

(1)	As defined in Item 503(d) of Regulation S-K.